RECEIVED SECURITI 15048274 N
Washington, D.C.

2015 FEB 26 PM 2:00
SEC / MR

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 66359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIA Capital Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15120 Enterprise Court, Suite 100
(No. and Street)

Chantilly (City) VA (State) 20151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Wiebe 703-818-8115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Seibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIA Capital Strategies, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Virginia
County of Fairfax
Subscribed and sworn to (or affirmed) before me on this 12th day of February, 15 by Amy Seibel proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Signature

CFO
Title

[signature]
Notary Public

Commonwealth of Virginia
Donna Brooking - Notary Public
Commission No. 283065
My Commission Expires 8/31/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
BIA Capital Strategies, LLC

We have audited the accompanying statement of financial condition of BIA Capital Strategies, LLC (the "Company") as of December 31, 2014, and the related statement of income changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of BIA Capital Strategies, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIA Capital Strategies, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of BIA Capital Strategies, LLC's financial statements. The supplemental information is the responsibility of BIA Capital Strategies, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 12, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

BIA Capital Strategies LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	44,572
Short term investments, at market value		26,135
Securities not readily marketable, at market value		39,835
Prepaid expense		3,691
Total assets	$	114,233

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	17,216
Payable to related party		-
Total liabilities		17,216

Members' equity

Members' equity		97,017
Total members' equity		97,017
Total liabilities and members' equity	$	114,233

The accompanying notes are an integral part of these financial statements.

BIA Capital Strategies LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Investment banking fees	$	94,835
Interest income		10
Total revenues		94,845
Expenses		
Professional fees		21,500
Administrative expenses		21,350
Other operating expenses		10,095
Total expenses		52,945
Net income (loss)	$	41,900

The accompanying notes are an integral part of these financial statements.

BIA Capital Strategies LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

		Members' Equity
Balance at December 31, 2013	$	55,117
Members' distributions		-
Members' contributions		-
Net income (loss)		41,900
Balance at December 31, 2014	$	97,017

The accompanying notes are an integral part of these financial statements.

BIA Capital Strategies LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ 41,900
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Short term investments, at market value	(9)	
Securities not readily marketable, at market value	(39,835)	
Prepaid expense	(266)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	6,913	
Payable to related party	-	
Total adjustments		(33,197)
Net cash provided by (used in) operating activities		8,703
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		8,703
Cash at beginning of year		35,869
Cash at end of year		$ 44,572

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

BIA Capital Strategies, LLC
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

BIA Capital Strategies, LLC (the Company) was formed in the Commonwealth of Virginia on December 31, 2003. The Company received its registrations/licenses from the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a securities broker/dealer on June 7, 2004; from the State of Virginia on June 8, 2004; the State of Connecticut on July 30, 2004; and the State of New York on January 5, 2005.

During the year ended December 31, 2014, one client accounted for 41% of the Company's revenue.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including merger and acquisition business, private investment banking, and venture capital services, and provides strategic and consulting services primarily to the media and communications industry. The Company assists business clients with capital raising and buying and selling entities in exchange for investment banking fees.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking fees for merger and acquisition, private investment banking, and venture capital services are recognized on the closing date. Non-refundable retainer income is recognized as received.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its members, has elected to be a Virginia Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is included in the accompanying financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through Date of Approval, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Summary of Significant Accounting Policies (Note 1), the Company has elected to be a Virginia Limited Liability Company. As such, all of the Company's taxable income is passed through and taxed at the individual member level. Therefore, no provision or liability for federal or state taxes is included in the accompanying financial statements.

NOTE 3: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 :

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Short term investments, at market value	$ 26,135	$ 26,135	$ -	$ -
Securities not readily marketable, at market value	39,835	-	-	39,835
	$ 65,970	$ 26,135	$ -	$ 39,835

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 4: SHORT TERM INVESTMENTS, AT MARKET VALUE

The Company holds certificates of deposit which have been classified as short term investments because their maturity dates exceed the criteria for classification as cash or cash equivalents. All certificates held as short term investments have a maturity date of 90 days or less. For the year ended December 31, 2014, the investments held in this account, all of which mature in 90 days or less, are carried at their fair market value of $26,135. Interest earned on these certificates is included on the Statement of Operations as interest income of $10.

Note 5: RELATED PARTY TRANSACTIONS

The members of the Company are also members of BIA DP Management LLC ("BIA DP"), the management company of two related private equity partnerships, BIA Digital Partners LP and BIA Digital Partners II LP (collectively "the LP's"). From time to time, the Company may represent a client in which the LP's may invest. The Company is precluded from earning an investment banking fee on capital actually invested by the LP's.

The Company had a contractual agreement with BIA Capital Corp. ("BIA Capital"). The agreement provides for reimbursement to BIA Capital for identified facility, overhead and employee costs on a fixed basis and for travel and other expenses on a variable basis. On January 1, 2011, the Company updated its contractual agreement to include reimbursements to BIA DP for the fixed portion of the expenses. Two of the Company's members are stockholders of BIA Capital.

During 2014, the Company incurred contractually reimbursable costs and transaction-specific business development costs of $21,350 and $0, respectively.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	**Title**	**Effective Date**
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/14
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).	After 12/15/17
2014-15	Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).	After 12/15/16

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule I5c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule I5c3- I also provides that equity capital nlay not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed I0 to I. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $53,426 which was $47,426 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($17,216) to net capital was 0.32 to 1, which is less than the 15 to I maximum allowed.

BIA Capital Strategies LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Members' equity	$ 97,017	
Total members' equity		$ 97,017
Less: Non-allowable assets		
Prepaid expense	(43,526)	
Total non-allowable assets		(43,526)
Net capital before haircuts		53,491
Less: Haircuts and undue concentration		
Haircut on CDs	(65)	
Total haircuts & undue concentration		(65)
Net Capital		53,426
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,148	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 48,426
Ratio of aggregate indebtedness to net capital	0.32: 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

BIA Capital Strategies, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to BIA Capital Strategies, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 As of December 31, 2014

Information relating to possession or control requirements is not applicable to BIA Capital Strategies, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BIA Capital Strategies, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period June 1, 2014 through December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) BIA Capital Strategies, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BIA Capital Strategies, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) BIA Capital Strategies, LLC stated that BIA Capital Strategies, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. BIA Capital Strategies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BIA Capital Strategies, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 12, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of BIA Capital Strategies, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(i)*.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***June*** 1, 2014 through December 31, 2014.

BIA CAPITAL STRATEGIES, LLC

By: [signature]

CFO

(Title)

1/15/15

(Date)

Document I: No Exceptions to Meeting Exemption